[Genesis Logo]

August 2, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Genesis Microchip Inc.
          Withdrawal of Form 8-A, File No. 001-31376

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Genesis Microchip Inc., a Delaware corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 8-A (the “Registration Statement”) (File No. 001-31376) filed on June 28, 2002.

The Registrant is making this request because the Registration Statement was filed as a Form 8-A12B rather than a Form 8-A12G. The Registrant filed the appropriate Form 8-A12G on August 2, 2002.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (905) 763-4270 or George Parker of Wilson Sonsini Goodrich & Rosati, P.C., at (415) 947-2013.

RESPECTFULLY SUBMITTED, Genesis Microchip Inc.

By:	/s/ ERIC ERDMAN
Name: Eric Erdman Title: Chief Financial Officer and Secretary